EXHIBIT 99.1

Precision Drilling Corporation Announces 2019 First Quarter Unaudited Financial Results

CALGARY, Alberta, April 25, 2019 (GLOBE NEWSWIRE) -- (Canadian dollars except as indicated)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2019 first quarter financial results:

  Revenue of $434 million was an increase of 8% compared with the first quarter of 2018.
  Net earnings of $25 million or $0.08 per diluted share compares to a net loss of $18 million or negative $0.06 per diluted share in the first quarter of 2018. Excluding the $24 million after-tax impact of the Mexico asset disposal and restructuring charges, net earnings for the first quarter of 2019 were $1 million or $0.00 per diluted share.
  Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization (Adjusted EBITDA see “NON-GAAP MEASURES”) of $108 million was 11% higher than the first quarter of 2018.
  Funds provided by operations (see “NON-GAAP MEASURES”) was $96 million versus $104 million in the prior year quarter.
  First quarter ending cash balance was $101 million, up $4 million from December 31, 2018.
  First quarter capital expenditures were $71 million.
  Repurchased and cancelled US$10 million of our 7.125% notes due 2026 and US$3 million of our 5.25% notes due 2024 and initiated the redemption of US$30 million principal amount of our 6.50% senior notes due 2021 with the redemption payment occurring on April 16, 2019. Subsequent to the first quarter, we initiated the redemption of US$20 million principal amount of our 6.50% senior notes due 2021. The redemption payment will be made on May 20, 2019 and will bring our year to date 2019 debt retirement to approximately $84 million.
  Sold Mexico-based drilling assets for proceeds of US$48 million resulting in a gain on sale of US$24 million and US$4 million impairment reversal.
  Sold our water treatment business.
  Subsequent to the first quarter, entered into a purchase and sale agreement to dispose of certain snubbing equipment for proceeds of $8 million. The transaction closed on April 16, 2019.

Precision’s President and CEO Kevin Neveu stated: “During the quarter, Precision delivered significant progress on our 2019 strategic priorities with announced debt repayments, strong financial results and technology commercialization progress. Revenue and Adjusted EBITDA increased year-over-year by 8% and 11%, respectively and we ended the quarter with an undrawn revolver and over $100 million of cash. We continue to deliver significant free cash flow across all geographies and reporting segments.”

“We recently divested several non-core assets and business lines as we continue to narrow strategic focus towards our High Performance, High Value land drilling segment. Announced asset sales proceeds totaled $77 million and will be used to fund our capex plan, allowing us to utilize cash on hand and funds from operations to accelerate our debt repayment initiatives with negligible EBITDA impact. By the end of May, Precision will have reduced debt levels by approximately $84 million including US$50 million of announced 2021 notes redemptions and completed open market repurchases of US$13 million of later maturity debt. We are confident in our ability to meet or exceed the high end of our targeted annual debt reduction range of $100 million to $150 million and our longer-term range of $400 million to $600 million by the end of 2021.”

“In the U.S., our activity for the quarter increased 23% from the prior year, compared with 8% for the industry with our outperformance continuing into the second quarter. Our current active rig count of 80 rigs has remained steady from the end of 2018, despite slightly declining industry activity levels, and reflects the success of our Super Series fleet investments and High Performance, High Value competitive strategy. Demand for our Super Series rigs continues to be strong as we are operating at record market share levels and have signed 16 term contracts during the first quarter, with 18 signed year to date. We will be completing a full SCR to AC ST-1500 upgrade to be delivered early in the third quarter, representing our sixth AC ST-1500 walking rig added to our U.S. fleet over the last twelve months, following three new-builds and two relocations from Canada.”

“In the Canadian market, takeaway capacity constraints and wide differentials experienced by our customers in the fourth quarter resulted in Precision’s activity declining 33% year-over-year, a trend that will likely carry through into the second quarter. In the first quarter of 2019, despite persistent market headwinds, our Canadian contract drilling, well service, equipment rentals and camps and catering businesses all generated strong free cash flow. Contract drilling generated higher year-over-year normalized margins and our Completion and Production Services segment reported a 126% increase in EBITDA. Although crude prices have improved, customers remain vague regarding drilling plans in the second half of 2019. Precision will remain focused on factors we can control by leveraging our scale, unmatched rig fleet quality and performance, and relentless focus on costs to generate continued strong free cash flow in Canada.”

“In the Middle East, we are pleased with our expanding presence and strengthened contract book. We recently announced three-year contract renewals for two of our rigs in the Kingdom of Saudi Arabia, with our third active rig contracted into 2022. In Kuwait, Precision signed one-year extensions on two rigs that were set to expire mid-year and remains on track to deliver our sixth new-build rig in July, which provides incremental cash flow and leverages our scale in country. Once delivered, we will have nine rigs operating on long-term contracts in the Middle East and are starting to see reactivation opportunities for idle rigs in the region.”

“Precision’s technology strategy displayed significant progress throughout the first quarter, led by increased utilization of our 31 Process Automated Control (PAC) systems currently active in the field. In the first quarter, we drilled approximately 200 wells utilizing PAC, an increase of 46% from the prior year. We continue to demonstrate to our customers our system’s ability to deliver consistent and repeatable, high-quality results while improving safety, performance and operational efficiency. Additionally, we are in the final stages to commercialize several apps, which include stick-slip mitigation, bit preservation and drilling harmonics. As an industry leader integrating automation technologies with drilling equipment, we continue to promote our digital culture and PD Analytics with our people, processes and systems to deliver value to our customers and realize our 2019 full-scale commercialization targets,” concluded Mr. Neveu.

IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION

On January 1, 2019, Precision applied IFRS 16 using the modified retrospective approach under which comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. Please refer to “CHANGES IN ACCOUNTING POLICY” for additional information on the impact to our financial information.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	% Change
Revenue	434,043	401,006	8.2
Adjusted EBITDA(1)	107,967	97,469	10.8
Operating earnings(1)	62,074	10,161	510.9
Net earnings (loss)	25,014	(18,077)	(238.4)
Cash provided by operations	40,587	38,189	6.3
Funds provided by operations(1)	95,993	104,026	(7.7)
Capital spending:
Expansion	62,443	685	9,015.8
Upgrade	3,674	11,363	(67.7)
Maintenance and infrastructure	4,845	10,243	(52.7)
Intangibles	438	7,791	(94.4)
Proceeds on sale	(57,877)	(6,050)	856.6
Net capital spending	13,523	24,032	(43.7)
Net earnings (loss) per share:
Basic	0.09	(0.06)	(250.0)
Diluted	0.08	(0.06)	(233.3)
(1) See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended March 31,
	2019	2018	% Change
Contract drilling rig fleet	232	256	(9.4)
Drilling rig utilization days:
U.S.	7,123	5,795	22.9
Canada	4,344	6,468	(32.8)
International	720	720	-
Revenue per utilization day:
U.S.(1) (US$)	23,202	20,603	12.6
Canada(2) (Cdn$)	22,977	22,209	3.5
International (US$)	49,940	50,038	(0.2)
Operating cost per utilization day:
U.S. (US$)	14,368	14,026	2.4
Canada (Cdn$)	14,455	13,331	8.4
Service rig fleet(3)	135	210	(35.7)
Service rig operating hours	42,898	52,701	(18.6)
Revenue per operating hour (Cdn$)	758	700	8.3
(1) 2019 period includes revenue from idle but contracted rig days.
(2) Includes lump sum revenue from contract shortfall payments.
(3) In the first quarter, 75 rigs were not registered with the industry association and therefore not included in the marketed service rig fleet count. On April 15, 2019, we completed the sale of 12 snubbing units, the fleet count has not been adjusted for this sale.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2019	December 31, 2018
Working capital(1)	290,260	240,539
Cash	101,030	96,626
Long-term debt	1,651,352	1,706,253
Total long-term financial liabilities	1,727,053	1,723,350
Total assets	3,631,728	3,636,043
Long-term debt to long-term debt plus equity ratio	0.51	0.52
(1) See “NON-GAAP MEASURES”.

Summary for the three months ended March 31, 2019:

  Revenue this quarter was $434 million which is 8% higher than the first quarter of 2018. The increase in revenue is primarily the result of higher activity and average day rates in our U.S. contract drilling business, offset by lower Canadian drilling activity. Compared with the first quarter of 2018, our activity for the quarter, as measured by drilling rig utilization days increased by 23% in the U.S. while Canada decreased by 33% and international activity remained consistent. Revenue from our Contract Drilling Services and Completion and Production Services segments increased 8% and 12%, respectively.

  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $108 million, an increase of $10 million from the previous year. Our Adjusted EBITDA as a percentage of revenue was 25% this quarter, compared with 24% in the comparative quarter of 2018. Adjusted EBITDA this quarter was positively impacted by higher activity and day rates in the U.S., changes to the recognition of lease-related expenses under IFRS 16 and lower share-based incentive compensation expense offset by lower Canadian drilling activity and restructuring costs of $6 million relating to severance costs as we continued to align our cost structure to reflect reduced Canadian activity levels. With the adoption of IFRS 16, lease-related charges of $3 million in the first quarter of 2019 were recognized through finance charges and depreciation and amortization expense. Historically, these charges were reflected in operating and general and administrative expense. Total share-based incentive compensation expense for the quarter was $9 million compared with $10 million in the first quarter of 2018. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.

  Operating earnings (see “NON-GAAP MEASURES”) this quarter were $62 million compared with $10 million in the first quarter of 2018. Operating earnings this quarter were positively impacted by the gain on asset disposals and impairment reversal from the disposition of our Mexico drilling equipment and changes to the recognition of lease-related expenses under IFRS 16 partially offset by restructuring costs. See discussion on asset disposals under “Other Items” later in this release for additional details.

  General and administrative expenses this quarter were $31 million, $2 million higher than in 2018. The higher general and administrative costs in 2019 were due to the weakening of the Canadian dollar on our U.S. dollar denominated costs.

  Net finance charges were $31 million, a decrease of $1 million compared with the first quarter of 2018, primarily due to a reduction in interest expense related to the debt retired in 2018 and 2019, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.

  Revenue per utilization day in the U.S. increased in the first quarter of 2019 to US$23,202 from US$20,603 in the prior year quarter. The increase in the U.S. revenue rate was the result of higher day rates and third-party cost recoveries, partially offset by lower turnkey revenue. During the quarter, we had turnkey revenue of US$0.2 million compared with US$7 million in the 2018 comparative period and revenue from idle but contracted rigs of US$0.6 million compared with nil in the prior year comparative period. On a sequential basis, revenue per utilization day excluding revenue from turnkey and idle but contracted rigs increased by US$1,266 due to higher fleet average day rates and higher third-party cost recoveries. In Canada, average revenue per utilization day for contract drilling rigs was $22,977 in the first quarter compared with $22,209 in the first quarter of 2018. Average revenue per utilization day increased in 2019 primarily because of higher day rates and rig mix, as we had proportionately more Super Triples working, partially offset by fewer shortfall payments received. During the quarter, we recognized $3 million of shortfall payments in revenue compared with $10 million in the prior year comparative period. Excluding the impact of shortfall payment revenue, average day rates in Canada were up $1,589.

  In the U.S., operating costs on a per day basis increased to US$14,368 in the first quarter of 2019 compared with US$14,026 in 2018. The increase was primarily due to higher third-party charges and repair and maintenance costs offset by lower costs from turnkey activity. On a sequential basis, operating costs per day decreased by $756 compared with the fourth quarter of 2018 due to lower turnkey activity in the current period. Average operating costs per utilization day for drilling rigs in Canada increased to $14,455 compared with the prior year quarter of $13,331. The increase in average costs was due to higher labour expenses due to larger crew formations, rig mix, as we had proportionately more Super Triples working and overhead costs spread over a lower number of drilling rig utilization days, partially offset by lower maintenance cost due to timing of certifications. On a sequential basis, operating costs per day decreased by $660 due to lower use of large crew configurations compared with the fourth quarter of 2018.

  We realized revenue from international contract drilling of US$36 million in the first quarter of 2019, in-line with the prior year period. Average revenue per utilization day in our international contract drilling business was US$49,940 consistent with the comparable prior year quarter. During the quarter, we signed three-year contract renewals for two rigs in Saudi Arabia, one-year extensions for two Kuwait rigs and sold our Mexico-based drilling assets for proceeds of US$48 million resulting in a gain on sale of US$24 million and a US$4 million impairment reversal.

  Directional drilling services realized revenue of $10 million in the first quarter of 2019 compared with $9 million in the prior year period.

  Funds provided by operations (see “NON-GAAP MEASURES”) in the first quarter of 2019 were $96 million, a decrease of $8 million from the prior year comparative quarter of $104 million. The decrease was primarily the result of the timing of $20 million of cash interest payments as we did not have a first quarter interest payment on our senior notes due 2026 in 2018, partially offset by improved operating results.

  Capital expenditures were $71 million in the first quarter, an increase of $41 million over the same period in 2018. Capital spending for the quarter included $66 million for upgrade and expansion capital, primarily related to our sixth new-build rig for Kuwait and a U.S. new-build rig under long-term contract, and $5 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2019 are as follows:

  Generate strong free cash flow and utilize $100 million to $150 million to reduce debt in 2019 – In the first quarter of 2019, we generated $96 million of funds provided by operations (see “NON-GAAP MEASURES”) and $58 million of cash proceeds from the divestiture of non-core assets, with a further $19 million of cash proceeds expected to be received in the second quarter. Utilizing our cash on hand and free cash flow generated in 2019, we reduced our debt balance by US$13 million through open market repurchases of a portion of our 2024 and 2026 unsecured senior notes and on April 16, 2019 redeemed US$30 million principal amount of our 2021 senior notes. As of April 24, our total 2019 debt reduction totaled US$43 million. Subsequent to the first quarter, we initiated the redemption of US$20 million principal amount of our 6.50% senior notes due 2021. The redemption payment will be made on May 20, 2019.
  Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management – In 2019, Precision continued to generate strong financial results, largely lead by our U.S. contract drilling business. We are currently operating at record market share levels in this region, as first quarter utilization days were up 23% and operating margins (revenue less operating costs) were up $2,257 per day compared with the prior year. In Canada, our unmatched fleet quality and flexible business model led to an increase in operating margins (excluding shortfall payments) of $465 per day compared with the prior year. Our continued business improvement initiatives contributed to $6 million in Adjusted EBITDA growth for our Completion and Production segment from the prior year. In the first quarter of 2019, we continued to invest in our High-Performance, High-Value Super Series rig fleet with the building of our sixth Kuwait rig, which is expected to commence drilling in the third quarter of 2019 and generate operational economies of scale and strengthen our operating margins in the region. Additionally, we will begin converting one of our U.S. SCR triple rigs to a full AC ST-1500 in 2019.
  Full scale commercialization and implementation of our Process Automation Control platform, PD-Apps and PD-Analytics – we currently have 31 rigs equipped with our Process Automation Control platform (PAC). Using PAC technology, we drilled approximately 200 wells in the first quarter of 2019, an increase of 46% over the first quarter of 2018. We currently have over 15 PD-Apps in various stages of development as Precision’s portfolio of technological offerings continues to expand, supporting our full-scale commercialization goals by the end of 2019.

OUTLOOK

For the first quarter of 2019, the average West Texas Intermediate price of oil was 13% lower than the prior year comparative period, while Western Canadian Select was 10% higher. The average Henry Hub gas price was in-line and the average AECO price was 26% higher.

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	54.85	62.95	64.88
Western Canadian Select (per barrel) (US$)	42.62	38.59	38.46
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.92	2.86	3.12
Canada
AECO (per MMBtu) (CDN$)	2.59	2.05	1.49

Contracts

Year to date in 2019 we have entered into 18 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2018 and 2019 as of April 24, 2019. For those quarters ended after March 31, 2019, this chart represents the minimum number of long-term contracts where we will be earning revenue. We expect the actual number of contracted rigs to be higher in future periods as we continue to sign contracts.

	Average for the quarter ended 2018				Average for the quarter ended 2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 24, 2019:
U.S.	36	48	50	51	56	50	38	26
Canada	8	9	9	11	8	6	6	5
International	8	8	8	8	8	8	9	9
Total	52	65	67	70	72	64	53	40

The following chart outlines the average number of drilling rigs that we had under contract for 2018 and the average number of rigs we have under contract as of April 24, 2019.

	Average for the year ended
	2018	2019	2020
Average rigs under term contract as of April 24, 2019:
U.S.	46	42	11
Canada	9	6	2
International	8	9	7
Total	63	57	20

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2018				2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	64	72	76	80	79
Canada	72	31	52	49	48
International	8	8	8	8	8
Total	144	111	136	137	135

For the first three months of 2019, drilling activity has increased relative to this time last year in the U.S. and has decreased in Canada. According to industry sources, as of April 19, 2019, the U.S. active land drilling rig count was consistent with the same point last year and the Canadian active land drilling rig count was down approximately 29%. To date in 2019, approximately 81% of the U.S. industry’s active rigs and 59% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 64% for Canada at the same time last year.

Industry Conditions

We expect Tier 1 rigs to remain the preferred rigs of customers globally. The economic value created by the significant drilling and mobility efficiencies delivered by the most advanced XY pad walking rigs has been highlighted and widely accepted by our customers. The trend to longer-reach horizontal completions and importance of the rig delivering these complex wells consistently and efficiently has been well established by the industry. We expect demand for leading edge high efficiency Tier 1 rigs will continue to strengthen, as drilling rig capability has been a key economic facilitator of horizontal/unconventional resource exploitation. Development and field application of drilling equipment process automation coupled with closed loop drilling controls and de-manning of rigs will continue this technical evolution while creating further cost efficiencies and performance value for customers.

Capital Spending

Capital spending in 2019 is expected to be $169 million and includes $54 million for sustaining, infrastructure and intangibles and $115 million for upgrade and expansion. We expect that the $169 million will be split $161 million in the Contract Drilling Services segment, $6 million in the Completion and Production Services segment and $2 million to the Corporate segment.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018	% Change
Revenue:
Contract Drilling Services	379,264	352,802	7.5
Completion and Production Services	55,819	50,042	11.5
Inter-segment eliminations	(1,040)	(1,838)	(43.4)
	434,043	401,006	8.2
Adjusted EBITDA:(1)
Contract Drilling Services	118,455	110,966	6.7
Completion and Production Services	10,518	4,644	126.5
Corporate and Other	(21,006)	(18,141)	15.8
	107,967	97,469	10.8
(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change
Revenue	379,264	352,802	7.5
Expenses:
Operating	246,515	233,148	5.7
General and administrative	11,248	8,688	29.5
Restructuring	3,046	-	n/m
Adjusted EBITDA(1)	118,455	110,966	6.7
Depreciation	77,999	79,738	(2.2)
Gain on asset disposals	(35,001)	(2,038)	1,617.4
Impairment reversal	(5,810)	-	n/m
Operating earnings(1)	81,267	33,266	144.3
Operating earnings(1) as a percentage of revenue	21.4%	9.4%
(1) See “NON-GAAP MEASURES”.
n/m Calculation not meaningful.

United States onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	1,023	64	951
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	116	549	136	620
Drilling rig operating days (spud to release)	3,780	15,314	5,654	22,845
Drilling rig operating day utilization	36%	29%	47%	41%
Number of wells drilled	364	1,476	515	2,203
Average days per well	10.4	10.4	11.0	10.4
Number of metres drilled (000s)	1,051	4,391	1,498	6,365
Average metres per well	2,887	2,975	2,908	2,889
Average metres per day	278	287	265	279
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

Revenue from Contract Drilling Services was $379 million this quarter, or 8% higher than the first quarter of 2018, while Adjusted EBITDA (see “NON-GAAP MEASURES”) increased by 7% to $118 million. The increase in revenue was primarily due to higher utilization days as well as higher U.S. day rates, partially offset by lower Canadian activity. In the U.S., during the first quarter of 2019, we recognized US$0.2 million of turnkey and US$0.6 million of idle but contracted revenue as compared with US$7 million and nil, respectively, in the first quarter of 2018. During the quarter, we recognized $3 million of shortfall payment revenue in Canada compared with $10 million in the prior year comparative period.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 7,123, or 23% higher than the same quarter of 2018 as our U.S. activity was up with higher industry activity. Drilling rig utilization days in Canada were 4,344 during the first quarter of 2019, a decrease of 33% compared with 2018 primarily due to lower industry activity. Drilling rig utilization days in our international business were 720, in-line with the same quarter of 2018.

Drilling rig revenue per utilization day for the quarter in the U.S. was up 13% compared with the prior year as we realized higher day rates and third-party cost recoveries, partially offset by lower turnkey revenue. Compared with the same quarter in 2018, drilling rig revenue per utilization day in Canada increased 3% primarily due to higher spot market day rates partially offset by fewer shortfall payments received. International revenue per utilization day was in-line with the prior year comparative period.

In the U.S., 69% of utilization days were generated from rigs under term contract as compared with 58% in the first quarter of 2018. In Canada, 13% of our utilization days in the quarter were generated from rigs under term contract, compared with 8% in the first quarter of 2018.

Operating costs were 65% of revenue for the quarter, one percentage point lower than the prior year period. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to higher third-party charges and repair and maintenance costs offset by lower costs from turnkey activity. On a per utilization day basis, operating costs for the drilling rig division in Canada were greater than the 2018 period as we had higher labour expenses due to larger crew formations, rig mix and overhead costs spread over a lower number of drilling rig utilization days, partially offset by lower maintenance cost due to timing of certifications.

Depreciation expense in the quarter was 2% lower than the first quarter of 2018 because of asset sales and assets becoming fully depreciated.

In the first quarter of 2019, Precision sold its Mexico-based drilling rigs and related equipment for proceeds of US$48 million resulting in a gain on asset disposal of US$24 million and US$4 million impairment reversal.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change
Revenue	55,819	50,042	11.5
Expenses:
Operating	43,133	43,264	(0.3)
General and administrative	1,711	2,134	(19.8)
Restructuring	457	-	n/m
Adjusted EBITDA(1)	10,518	4,644	126.5
Depreciation	4,949	5,964	(17.0)
Gain on asset disposals	(56)	911	(106.1)
Operating earnings (loss)(1)	5,625	(2,231)	(352.1)
Operating earnings (loss)(1) as a percentage of revenue	10.1%	(4.5)%
Well servicing statistics:
Number of service rigs (end of period)(2)	135	210	(35.7)
Service rig operating hours	42,898	52,701	(18.6)
Service rig operating hour utilization	35%	28%
Service rig revenue per operating hour	758	700	8.3
(1) See “NON-GAAP MEASURES”.
(2) In the first quarter, 75 rigs were not registered with the industry association and therefore not included in the marketed service rig fleet count. On April 15, 2019, we completed the sale of 12 snubbing units, the fleet count has not been adjusted for this sale.
n/m Calculation not meaningful.

Revenue from Completion and Production Services increased $6 million or 12% compared with the first quarter of 2018 due to higher camp activity and higher pricing in our well servicing business offset by lower activity in our Canadian well servicing and rental businesses. Our service rig operating hours in the quarter were down 19% from the first quarter of 2018 while rates increased an average of 8%. Approximately 70% of our first quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 92% of its revenue from Canadian operations and 8% from U.S. operations compared with the first quarter of 2018 where 94% of revenue was generated in Canada and 6% in the U.S.

Average service rig revenue per operating hour in the quarter was $758 or $58 higher than the first quarter of 2018. The increase was primarily the result of increased costs passed through to the customer.

During the first quarter of 2019, as a cost control measure, Precision did not renew the registration of 75 Canada based well service rigs with industry associations due to low anticipated activity levels for the year. Once activity levels improve, these rigs are expected to return to work with minimal start-up costs.

Adjusted EBITDA (see “NON-GAAP MEASURES”) was higher than the first quarter of 2019 primarily because of higher camp activity, higher average rates and improved cost structure, slightly offset by lower well servicing and rental activity.

Operating costs as a percentage of revenue was 77% compared with the prior year comparative quarter of 86%. The reduction of operating costs as a percentage of revenue was primarily the result of increased service rig rates, a higher proportion of 24-hour well service work and continued cost control.

Depreciation expense in the quarter was 17% lower than the prior year comparative period. The decrease in depreciation expense was primarily due to a lower capital asset base as assets become fully depreciated.

In the first quarter of 2019, we exited the wastewater treatment business with the disposal of our Terra Water assets.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $21 million, a $3 million increase compared with the first quarter of 2018 primarily due to incurred restructuring costs relating to severance.

OTHER ITEMS

Asset Disposals

During the first quarter of 2019, Precision sold its five Mexico-based drilling rigs and ancillary equipment for proceeds of US$48 million. At March 31, 2019, Precision had received US$40 million for the sale of four drilling rigs and ancillary equipment for a gain of US$24 million. In April 2019, Precision expects to receive the remaining US$8 million which will be due upon delivery of the final rig. As a result, Precision reversed US$4 million of impairment pertaining to the final rig. The impairment reversal brought the carrying value of the final rig equal to its fair value of US$8 million and was reclassified as held for sale. In addition, we exited the wastewater treatment business with the disposal of our Terra Water assets.

Subsequent to March 31, 2019, Precision entered into a purchase and sale agreement to dispose of certain snubbing units and related equipment for proceeds of $8 million. This transaction closed on April 15, 2019.

Share-based Incentive Compensation Plans

We have several cash-settled share-based incentive plans for non-management directors, officers, and other eligible employees. The fair values of the amounts payable under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participant becomes entitled to payment. The recorded liability is re-established at the end of each reporting period until settlement with the resultant change to fair value of the liability recognized in net earnings (loss) for the period.

We also have two equity-settled share-based incentive plans. Under the Executive Performance Share (Executive PSU) plan, the fair value of PSUs granted is calculated at the date of grant using a Monte Carlo simulation and Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant's vesting period with an offset to contributed surplus. Upon redemption of the Executive PSUs into common shares, the associated amount is reclassified from contributed surplus to shareholders' capital. The share option plan is treated similarly, whereby, the fair value of the share purchased options granted are valued using the Black-Scholes option pricing model and consideration paid by employees upon exercise of the equity purchase options are recognized in share capital.

A summary of the amounts expensed under these plans during the reporting periods are as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Cash settled share-based incentive plans	5,804	7,790
Equity settled share-based incentive plans:
Executive PSU	2,372	1,053
Stock option plan	731	817
Total share-based incentive compensation plan expense	8,907	9,660

Allocated:
Operating	2,429	3,496
General and Administrative	6,478	6,164
	8,907	9,660

Cash settled shared-based compensation expense decreased $2 million in the current quarter to $6 million compared with $8 million in the same quarter in 2018. The decrease is primarily due to a change in the PSU total shareholder return multiplier applied on the 2018 payout.

Executive PSU share-based incentive compensation expense for the quarter was $2 million compared with $1 million in the same quarter in 2018. The increased compensation expense was the result of additional Executive PSUs granted in 2019 offset partially by lower fair values for the 2019 grants.

Finance Charges

Net finance charges were $31 million, a decrease of $1 million compared with the first quarter of 2018, primarily due to a reduction in interest expense related to the debt retired in 2018 and 2019, partially offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.

Interest charges on our U.S. denominated long-term debt in the first quarter of 2019 were US$22 million ($29 million) as compared with US$24 million ($30 million) in 2018.

Income Tax

Income tax expense for the quarter was $8 million compared with a recovery of $5 million in the same quarter in 2018. The higher expense in 2019 was the result of positive pretax earnings.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$500 million (extendible, revolving term credit facility with US$250 million(1) accordion feature)	Undrawn, except US$28 million in outstanding letters of credit	General corporate purposes	November 21, 2022
Operating facilities (secured)
$40 million	Undrawn, except $27 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
US$166 million – 6.50%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$350 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$348 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$390 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
(1) Increases to US$300 million on April 1, 2019.

As at March 31, 2019, we had US$1,254 million ($1,673 million) outstanding under our unsecured senior notes as compared with US$1,267 million ($1,729 million) at December 31, 2018. The current blended cash interest cost of our debt is approximately 6.7%.

During the first quarter of 2019 Precision repurchased and cancelled US$10 million of the 7.125% notes due 2026 and US$3 million of the 5.25% notes due 2024 for an aggregate purchase price of US$13 million. In addition, we initiated the redemption of US$30 million principal amount of our 6.50% senior notes due 2021. The redemption payment was made on April 16, 2019. Subsequent to the first quarter, we initiated the redemption of US$20 million principal amount of our 6.50% senior notes due 2021. The redemption payment will be made on May 20, 2019 and will bring our year to date 2019 debt retirement to $84 million.

Covenants

Following is a listing of our currently applicable financial covenants and the calculations as at March 31, 2019:

	Covenant	As at March 31, 2019
Senior Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	(0.07)
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.00	2.93
Senior Notes
Consolidated interest coverage ratio	> 2.00	2.93
(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At March 31, 2019, we were in compliance with the covenants of our senior credit facility and unsecured senior notes.

Senior Facility

The senior credit facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Under the senior credit facility, we are required to maintain a ratio of consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.0:1 for the period ended March 31, 2019. For periods ending after March 31, 2019 the ratio reverts to 2.5:1.

The senior credit facility prevents us from making distributions prior to April 1, 2019, after which, distributions are subject to a pro forma consolidated senior net leverage covenant of less than or equal to 1.75:1. The senior credit facility also limits the redemption and repurchase of junior debt subject to a pro forma consolidated senior net leverage covenant ratio of less than or equal to 1.75:1.

In addition, the senior credit facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; pay dividends, undertake share redemptions or other distributions; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

The senior notes require that we comply with financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2021 and 2024 senior notes, from October 1, 2016 for the 2023 senior notes and October 1, 2017 for the 2026 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the note agreements, and payments made to shareholders. Beginning with the December 31, 2015 calculation the governing net restricted payments basket was negative and as of that date we were no longer able to declare and make dividend payments until such time as the restricted payments baskets once again become positive.

In addition, the senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

The devaluation of the Canadian dollar during the first quarter of 2019 resulted in higher translated U.S. denominated revenue and costs. On average for the three months ended March 31, 2019, the Canadian dollar weakened by 6% from the comparable 2018 period. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates:

	Three months ended March 31,		As at December 31,
	2019	2018	2018
Canada-U.S. foreign exchange rates
Average	1.33	1.26	—
Closing	1.33	1.29	1.37

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three months ended March 31,
(Stated in thousands)	2019	2018
Weighted average shares outstanding – basic	293,783	293,239
Effect of stock options and other equity compensation plans	6,419	—
Weighted average shares outstanding – diluted	300,202	293,239

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2018			2019
Quarters ended	June 30	September 30	December 31	March 31
Revenue	330,716	382,457	427,010	434,043
Adjusted EBITDA(1)	62,182	80,988	134,492	107,967
Net earnings (loss)	(47,217)	(30,648)	(198,328)	25,014
Net earnings (loss) per basic share	(0.16)	(0.10)	(0.68)	0.09
Net earnings (loss) per diluted share	(0.16)	(0.10)	(0.68)	0.08
Funds provided by operations(1)	50,225	64,368	92,595	95,993
Cash provided by operations	129,695	31,961	93,489	40,587

(Stated in thousands of Canadian dollars, except per share amounts)	2017			2018
Quarters ended	June 30	September 30	December 31	March 31
Revenue	290,860	314,504	347,187	401,006
Adjusted EBITDA(1)	56,520	73,239	90,914	97,469
Net loss	(36,130)	(26,287)	(47,005)	(18,077)
Net loss per basic	(0.12)	(0.09)	(0.16)	(0.06)
Net loss per diluted share	(0.12)	(0.09)	(0.16)	(0.06)
Funds provided by (used in) operations(1)	(15,187)	85,140	28,323	104,026
Cash provided by operations	2,739	56,757	23,289	38,189
(1) See “NON-GAAP MEASURES”.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Interim Financial Statements are described in our 2018 Annual Report and there have been no material changes to our critical accounting judgments and estimates during the three months ended March 31, 2019 except for those impacted by the adoption of new accounting standards.

CHANGES IN ACCOUNTING POLICY

New standards adopted

The following standards became effective on January 1, 2019:

  IFRS 16 Leases

  IFRIC 23 Uncertainty over Income Tax Treatments

Precision adopted these standards using the modified retrospective method on January 1, 2019. Please see the unaudited March 31, 2019 Interim Consolidated Financial Statements and related notes for further details on the adoption of these standards.

Impact of IFRS 16 Leases on Adjusted EBITDA

With the adoption of IFRS 16, the accounting treatment for operating leases when Precision is the lessee, changed effective January 1, 2019. Precision adopted IFRS 16 using the modified retrospective approach and our comparative information was not restated. As a result, the comparability of our 2019 Adjusted EBITDA to periods prior to January 1, 2019 is impacted.

Under IFRS 16, leases classified as operating leases were recognized on our statement of financial position with a right of use asset and corresponding lease obligation representing the present value of Precision’s future lease payments. Once recognized, right of use assets are depreciated over the shorter of their useful life and the term of the lease. The lease obligation is measured at amortized cost using the effective interest method. Under this approach, an interest charge is applied to accrete the lease obligation to the present value of future lease payments. As lease payments are made, the lease obligation is reduced.

Historically, operating leases were accounted for as ‘off-balance sheet’ and lease expenses were only recognized at the time of payment in either operating or general and administrative expense. However, under IFRS 16, lease costs are reflected on the statement of income (loss) through depreciation and interest expense, resulting in an increase to Adjusted EBITDA.

Upon transition, we recognized right of use assets and corresponding lease obligations of $73 million. During the first quarter of 2019, Precision made payments of $3 million relating to its lease obligations and recorded right of use asset depreciation and lease interest charges of $2 million and $1 million, respectively. As a result of the new lease standard, our Adjusted EBITDA was positively impacted by $3 million.

NON-GAAP MEASURES

In this news release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our senior credit facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and with the adoption of the new lease standard IFRS 16 - Leases, the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Revenue	434,043	401,006
Expenses:
Operating	288,608	274,574
General and administrative	31,030	28,963
Restructuring	6,438	—
Depreciation and amortization	86,753	88,435
Gain on asset disposals	(35,050)	(1,127)
Impairment reversal	(5,810)	—
Operating earnings	62,074	10,161
Foreign exchange	(2,123)	1,215
Finance charges	31,303	31,679
Gain on repurchase of unsecured notes	(313)	—
Earnings (loss) before income taxes	33,207	(22,733)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2019;
  our capital expenditure plans for 2019;
  anticipated activity levels in 2019 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2019 and 2020; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$101,030	$96,626
Accounts receivable	384,479	372,336
Inventory	31,173	34,081
Assets held for sale	35,340	19,658
Total current assets	552,022	522,701
Non-current assets:
Income tax recoverable	2,394	2,449
Deferred tax assets	20,451	36,880
Right of use assets	70,570	—
Property, plant and equipment	2,951,783	3,038,612
Intangibles	34,508	35,401
Total non-current assets	3,079,706	3,113,342
Total assets	$3,631,728	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$238,455	$274,489
Income taxes payable	9,710	7,673
Lease obligation	13,597	—
Total current liabilities	261,762	282,162

Non-current liabilities:
Share-based compensation	7,882	6,520
Provisions and other	10,338	10,577
Lease obligation	57,481	-
Long-term debt	1,651,352	1,706,253
Deferred tax liabilities	63,748	72,779
Total non-current liabilities	1,790,801	1,796,129
Shareholders’ equity:
Shareholders’ capital	2,322,280	2,322,280
Contributed surplus	55,435	52,332
Deficit	(951,060)	(978,874)
Accumulated other comprehensive income	152,510	162,014
Total shareholders’ equity	1,579,165	1,557,752
Total liabilities and shareholders’ equity	$3,631,728	$3,636,043

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018

Revenue	$434,043	$401,006
Expenses:
Operating	288,608	274,574
General and administrative	31,030	28,963
Restructuring	6,438	—
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	107,967	97,469
Depreciation and amortization	86,753	88,435
Gain on asset disposals	(35,050)	(1,127)
Impairment reversal	(5,810)	—
Foreign exchange	(2,123)	1,215
Finance charges	31,303	31,679
Gain on repurchase of unsecured senior notes	(313)	—
Earnings (loss) before income taxes	33,207	(22,733)
Income taxes:
Current	1,610	1,566
Deferred	6,583	(6,222)
	8,193	(4,656)
Net earnings (loss)	$25,014	$(18,077)
Net earnings (loss) per share:
Basic	$0.09	$(0.06)
Diluted	$0.08	$(0.06)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Net earnings (loss)	$25,014	$(18,077)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(48,518)	53,734
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	39,014	(45,455)
Comprehensive income (loss)	$15,510	$(9,798)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$25,014	$(18,077)
Adjustments for:
Long-term compensation plans	7,312	7,899
Depreciation and amortization	86,753	88,435
Gain on asset disposals	(35,050)	(1,127)
Impairment reversal	(5,810)	—
Foreign exchange	(2,238)	1,448
Finance charges	31,303	31,679
Income taxes	8,193	(4,656)
Other	122	(916)
Gain on repurchase of unsecured senior notes	(313)	—
Income taxes paid	(337)	(324)
Income taxes recovered	1,071	36
Interest paid	(20,233)	(500)
Interest received	206	129
Funds provided by operations	95,993	104,026
Changes in non-cash working capital balances	(55,406)	(65,837)
	40,587	38,189
Investments:
Purchase of property, plant and equipment	(70,962)	(22,291)
Purchase of intangibles	(438)	(7,791)
Proceeds on sale of property, plant and equipment	57,877	6,050
Changes in non-cash working capital balances	(3,263)	172
	(16,786)	(23,860)
Financing:
Lease payments	(1,672)	—
Repurchase of unsecured senior notes	(16,672)	—
	(18,344)	—
Effect of exchange rate changes on cash and cash equivalents	(1,053)	2,463
Increase in cash and cash equivalents	4,404	16,792
Cash and cash equivalents, beginning of period	96,626	65,081
Cash and cash equivalents, end of period	$101,030	$81,873

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	25,014	25,014
Other comprehensive income for the period	—	—	(9,504)	—	(9,504)
Share-based compensation expense	—	3,103	—	—	3,103
Balance at March 31, 2019	$2,322,280	$55,435	$152,510	$(951,060)	$1,579,165

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(18,077)	(18,077)
Other comprehensive loss for the period	—	—	8,279	—	8,279
Share-based compensation expense	—	1,870	—	—	1,870
Balance at March 31, 2018	$2,319,293	$45,907	$139,889	$(702,681)	$1,802,408

FIRST QUARTER 2019 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 25, 2019.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until April 30, 2019 by dialing 855-859-2056 or 404-537-3406, passcode 6545779.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com